Exhibit 12.1

Ratio of Earnings to Fixed Charges
The ratio of earnings to fixed charges for the periods indicated are stated below. For this purpose, "earnings" include pre-tax earnings before income from equity investees plus fixed charges and distributed income of equity investees. "Fixed charges" include interest, amortization of debt expense, capitalized interest and the portion of rental expense that is representative of the interest factor in these rentals.

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Earnings (loss) before income taxes	$339.4	$248.7	$235.3	$207.4	$28.3
less:
Income (loss) from equity investees	14.8	2.2	10.1	12.3	5.7
add:
Fixed charges	37.4	35.5	35.4	49.7	50.2
Distributed income of equity investees	13.1	7.5	11.1	14.5	8.0
Adjusted earnings (loss)	$375.1	$289.5	$271.7	$259.3	$80.8

Fixed charges:
Interest expense	29.0	27.0	27.4	41.9	42.1
Estimate of interest within rental expense	8.4	8.5	8.0	7.8	8.1
Fixed charges	$37.4	$35.5	$35.4	$49.7	$50.2

Ratio of earnings to fixed charges	10.0	8.2	7.7	5.0	1.6